Exhibit 99.1

Sprott Announces Renewal of Normal Course Issuer Bid

Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) announced today that the Toronto Stock Exchange (“TSX”) has approved the Company’s notice of intention to make a normal course issuer bid ("NCIB"). Pursuant to the terms of the NCIB, Sprott may purchase its own common shares for cancellation through the facilities of the TSX, alternative Canadian trading systems and/or the New York Stock Exchange, in each case in accordance with the applicable requirements, through open market purchases at market price and as otherwise permitted under applicable securities laws. The maximum number of common shares which may be purchased by Sprott during the NCIB will not exceed 645,333 common shares being approximately 2.5% of 25,813,335 (representing the number of issued and outstanding common shares as of February 28, 2025). The average daily trading volume (the “ADTV”) of the common shares on the TSX for the six-month period ended February 28, 2025 was 26,765. Under the rules of the TSX, Sprott is entitled to repurchase during the same trading day on the TSX up to 25% of the ADTV of the common shares, being 6,691 common shares, except where such purchases are made in accordance with the “block purchase” exemption under applicable TSX policy. Sprott will effect purchases at varying times commencing on March 11, 2025 and ending on March 10, 2026.

In addition to providing shareholders liquidity, Sprott believes that the common shares have been trading in a price range which does not adequately reflect the value of such shares in relation to Sprott’s business and its future prospects.

Under its prior NCIB that commenced on March 4, 2024 and ended on March 3, 2025, Sprott sought and received approval from the TSX to repurchase up to 646,576 common shares. Pursuant to its prior NCIB, Sprott purchased an aggregate of 49,706 common shares through the facilities of the TSX, alternative Canadian trading systems and the NYSE. 34,048 common shares were purchased on the TSX or alternative Canadian trading systems at a weighted-average price of C$59.08 per common share, for total cash consideration of C$2,011,575.97, and 15,658 common shares were purchased on the NYSE at a weighted-average price of US$41.43 per common share, for total cash consideration of US$648,672.10. Sprott did not repurchase the maximum allowance under the current NCIB due to a combination of factors.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the “Forward-Looking Statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to methods and quantity of any purchases by the Company of its common shares under the NCIB.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading “Critical Accounting Estimates, Judgments and Changes in Accounting Policies” in the Company’s MD&A for the period ended December 31, 2024. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading “Risk Factors” in the Company’s annual information form dated February 25, 2025; and (xxviii) those risks described under the headings “Managing Financial Risks” and “Managing Non-Financial Risks” in the Company’s MD&A for the period ended December 31, 2024. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Investor contact information:

Glen Williams
Managing Partner
Investor and Institutional Client Relations
(416) 943-4394
gwilliams@sprott.com